UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Tree Top Industries, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   89468V 10 9
                                 (CUSIP Number)

                                David I. Reichman
                             1041 N. Formosa Avenue
                             Pickford Building, #199
                        West Hollywood, California 90046
                                 (323) 850-2458
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2007
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                       -------------------------
                                                       Page 2 of 5    Pages
                                                       -------------------------
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1         NAME OF REPORTING PERSON:

          David I. Reichman

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                      (b) [X]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                 00

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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    Number of                   7           SOLE VOTING POWER
     Shares                                 71,489,079
  Beneficially                  ------------------------------------------------
    owned by                    8           SHARED VOTING POWER
      Each                                  0
    Reporting                   ------------------------------------------------
     Person                     9           SOLE DISPOSITIVE POWER
      with                                  3,489,079
                                ------------------------------------------------
                                10          SHARED DISPOSITIVE POWER
                                            0
                                ------------------------------------------------

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(1) 71,218,245 shares of common stock; (ii) options that are currently exercisable or become exercisable within 60 days of December 14, 2007 to purchase 250,000 shares of common stock at an exercise price of $0.55 per share; and (iii) options that are currently exercisable or become exercisable within 60 days of December 14, 2007 to purchase 20,834 shares of common stock at an exercise price of $4.50 per share.

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

96.2% Common Stock
96.2% if all Options Exercised
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14        TYPE OF REPORTING PERSON                     IN
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

                                                      --------------------------
                                                      Page 3 of 5    Pages
                                                      --------------------------

ITEM 1.     SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Tree Top Industries, Inc., a Nevada corporation ("TTI"). The address of the principal executive offices of TTI is 1041 N. Formosa Avenue, Pickford Building #199, West Hollywood, California 90046.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is being filed on behalf of David I. Reichman.

         (b) Mr. Reichman's business address is 1041 N. Formosa Avenue, Pickford Building #199, West Hollywood, California 90046.

         (c) David I. Reichman. Mr. Reichman has been the Chairman of the Board of Directors of Ludicrous since its inception in August 2007 and the Chairman of the Board of Directors, Chief Executive Officer, and President of the Company since 2003. In 1975, Mr. Reichman left American Express Company, for which he had worked for five years, to form his own private consulting practice specializing in tax representation and business management.

         (d) Mr. Reichman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Reichman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Reichman is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

         The voting power over the shares of common stock of TTI was obtained by Mr. Reichman in connection with TTI's acquisition of all of the issued and outstanding stock of Ludicrous, Inc. in a stock exchange pursuant to an Agreement and Plan of Reorganization which closed on November 1, 2007. The purpose of the transaction by TTI was to acquire 100% ownership of Ludicrous, Inc., a private technology company in the telecommunications industry.

         Other than as set forth above, Mr. Reichman does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of TTI, or the disposition of securities of TTI, except that he holds options on 1,450,000 shares which he may exercise. Other persons hold a total of 750,000 options to purchase common shares.

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving TTI or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of TTI or any of its subsidiaries.

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                                                      Page 4 of 5    Pages
                                                      --------------------------

         (d) Any change in the present board of directors or management of TTI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Any material change in the present capitalization or dividend policy of TTI.

         (f) Any other material change in TTI's business or corporate structure.

         (g) Changes in TTI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TTI by any person.

         (h) Causing a class of securities of TTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

         (i) A class of equity securities of TTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of TTI common stock reported below are based on the statement that as of December 14, 2007 there were 74,328,400 shares of TTI common stock outstanding.

         (a) Mr. Reichman beneficially owns or may be deemed to beneficially own shares of TTI common stock as follows:

                                        No. of Shares            % of Class
                                        -----------------        -------------
             Common Shares              71,218,245(1)              95.8%
             Options                     1,450,000(2)               1.95%
                                        -----------------        -------------
                                        72,668,245                 97.75%

---------------------------
(1) Includes 68,000,000 shares of TTI's common stock over which Mr. Reichman has sole voting power but no dispositive power. The 68,000,000 shares are owned by the following prior shareholders of Ludicrous, Inc. as more fully disclosed in TTI's Information Statement on Schedule 14C, dated December 14, 2007, and Report on Form 8-K, dated November 1, 2007: Joe Davis, Wendy
     L. Davis, Justine Reichman, L.G. Davis, James Black, Trisha K. Woods, Jeff Frost, Wendy L. Davis, Custodian for S.M. Davis, Wendy L. Davis, Custodian for H.D. Davis, Wendy L. Davis, Custodian for Clive Davis, Wendy L. Davis, Custodian for C.B. Davis, M.R. Davis, Steven M. Hoefflin Trust, Paul Brownstein Trust, Russ Regan & Kent Jacobs, David Alvarado, Elijah Black, Jr., Heaven L. Needham, Rudy Durand and Steven Hoefflin.

(2) Includes options to purchase 270,834 shares of common stock that are currently exercisable or become exercisable within 60 days from December 14, 2007.

         (b) For information regarding the number of shares of TTI common stock as to which Mr. Reichman holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of TTI common stock effected by Mr. Reichman during the past 60 days.

         (d) No person other than Mr. Reichman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of TTI common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Reichman, except as disclosed above in footnote number one to the table in Section 5(a) of this Schedule 13D.

                                                     --------------------------
                                                     Page 5 of 5    Pages
                                                     --------------------------

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr.  Reichman  has  no  contracts,  arrangements,   understandings  or
relationships (legal or otherwise) with other persons with respect to the securities of TTI, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                /s/David I. Reichman
                                ----------------------------------------------
                                David I. Reichman

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 2007


/s/David I. Reichman
----------------------------------
David I. Reichman